SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Financial Statements for the Years Ended December 31, 2003 and 2002 and Independent Auditors’ Report (Convenience Translation into English from the Original Previously Issued in Portuguese)” dated on April 28, 2004.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telecomunicações de São Paulo S.A. - Telesp

Financial Statements for the Years Ended December 31, 2003 and 2002 and Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of

Telecomunicações de São Paulo S.A. - Telesp

São Paulo - SP

1.	We have audited the individual (Company) and consolidated balance sheets of Telecomunicações de São Paulo S.A. - Telesp and subsidiaries as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.	In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Telecomunicações de São Paulo S.A. - Telesp and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in shareholders’ equity (Company), and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4.	These financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 30, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	2003	2002	2003	2002
ASSETS

CURRENT ASSETS
Cash and cash equivalents	179,960	464,980	214,932	490,640
Trade accounts receivable, net	2,423,472	1,950,004	2,430,974	1,982,051
Deferred and recoverable taxes	1,103,085	991,348	1,130,367	1,003,093
Inventories	123,846	179,977	125,434	193,499
Other recoverable amounts	70,494	86,366	71,516	86,860
Temporary gains on derivatives	—	890,520	—	890,520
Other	152,765	59,746	147,942	57,157

	4,053,622	4,622,941	4,121,165	4,703,820

NONCURRENT ASSETS
Deferred and recoverable taxes	429,333	690,420	441,099	698,206
Amounts for capitalization	—	47,713	—	47,713
Escrow deposits	280,226	197,374	280,853	197,422
Other	112,688	82,413	197,528	80,187

	822,247	1,017,920	919,480	1,023,528

PERMANENT ASSETS
Investments	356,056	246,856	165,363	172,993
Property, plant and equipment, net	14,642,029	16,219,848	14,735,494	16,222,866
Deferred charges	163,838	237,725	181,317	237,725

	15,161,923	16,704,429	15,082,174	16,633,584

TOTAL ASSETS	20,037,792	22,345,290	20,122,819	22,360,932

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	2003	2002	2003	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Loans and financing	1,966,248	2,471,429	1,982,062	2,471,429
Accounts payable	1,074,048	929,973	1,086,645	939,067
Taxes payable	709,262	556,503	712,565	558,527
Profit participation payable	1,276,663	777,932	1,276,663	777,932
Reserve for contingencies	49,390	37,502	49,408	37,502
Payroll and related charges	150,752	124,346	152,101	124,747
Temporary losses on derivatives	359,482	—	359,482	—
Other	335,407	257,372	339,054	258,086

	5,921,252	5,155,057	5,957,980	5,167,290

LONG-TERM LIABILITIES
Loans and financing	979,547	2,114,968	995,087	2,114,968
Taxes payable	31,346	36,838	31,373	36,865
Reserve for contingencies	676,371	367,087	676,474	367,159
Other	158,602	187,077	173,761	190,387

	1,845,866	2,705,970	1,876,695	2,709,379

DEFERRED INCOME	—	—	17,470	—

SHAREHOLDERS’ EQUITY
Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,744,031	2,742,729	2,744,031	2,742,729
Profit reserves	550,498	471,098	550,498	471,098
Retained earnings	2,996,457	5,290,736	2,996,457	5,290,736

	12,269,060	14,482,637	12,269,060	14,482,637

FUNDS FOR CAPITALIZATION	1,614	1,626	1,614	1,626

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,037,792	22,345,290	20,122,819	22,360,932

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated
	2003	2002	2003	2002
GROSS OPERATING REVENUE
Telecommunication services	16,117,923	13,602,503	16,221,967	13,677,097

REVENUE DEDUCTIONS	(4,409,359)	(3,581,107)	(4,417,208)	(3,588,983)

NET OPERATING REVENUE	11,708,564	10,021,396	11,804,759	10,088,114
Cost of services provided	(6,677,036)	(5,742,846)	(6,714,499)	(5,769,782)

GROSS PROFIT	5,031,528	4,278,550	5,090,260	4,318,332

OPERATING EXPENSES
Selling	(1,225,708)	(992,774)	(1,286,177)	(1,009,904)
General and administrative	(957,263)	(827,350)	(963,925)	(839,867)
Results from equity investments	(63,201)	20,816	(1,012)	15,709
Other, net	(324,988)	(369,893)	(391,514)	(372,874)

	(2,571,160)	(2,169,201)	(2,642,628)	(2,206,936)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSE	2,460,368	2,109,349	2,447,632	2,111,396
Financial expenses, net	(1,722,405)	(1,340,238)	(1,730,196)	(1,340,147)

INCOME FROM OPERATIONS	737,963	769,111	717,436	771,249
Nonoperating income (expenses), net	49,857	(33,037)	50,025	(32,999)

INCOME BEFORE TAXES	787,820	736,074	767,461	738,250
Income and social contribution taxes	(299,818)	(245,480)	(279,459)	(247,656)
Reversal of interest on capital	1,100,000	585,278	1,100,000	585,278

NET INCOME	1,588,002	1,075,872	1,588,002	1,075,872

NUMBER OF SHARES OUTSTANDING AT BALANCE SHEET DATE (IN THOUSANDS)	493,592,279	493,592,279

EARNINGS PER THOUSAND SHARES - R$	3.22	2.18

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais - R$)

		Capital reserves			Profit reserves
	Capital	Share premium	Investment grants	Tax incentives	Legal reserve	Special reserve for dividends and interest on capital	Retained earnings	Total
BALANCES DECEMBER 31, 2001	5,640,184	2,739,949	3,039	188	417,303	346,248	5,552,412	14,699,323

Capital increase - Annual Shareholders’ Meeting on April 3, 2002	337,890	—	—	—	—	—	(337,890)	—
Reversal of income tax on interest on capital - tax exempt	—	—	—	—	—	921	—	921
Investment grants	—	—	2,415	—	—	—	—	2,415
Public offering of shares	—	(2,862)	—	—	—	—	—	(2,862)
Unclaimed dividends	—	—	—	—	—	—	80,928	80,928
Reversal of reserve for dividends	—	—	—	—	—	(347,169)	—	(347,169)
Net income	—	—	—	—	—	—	1,075,872	1,075,872
Proposed allocation of income:
Legal reserve	—	—	—	—	53,795	—	(53,795)	—
Dividends (interim and additional)	—	—	—	—	—	—	(441,513)	(441,513)
Interest on capital	—	—	—	—	—	—	(497,486)	(497,486)
Income tax on interest on capital	—	—	—	—	—	—	(87,792)	(87,792)

BALANCES DECEMBER 31, 2002	5,978,074	2,737,087	5,454	188	471,098	—	5,290,736	14,482,637

Investment grants	—	—	1,302	—	—	—	—	1,302
Expired dividends and interest on capital, net of taxes	—	—	—	—	—	—	24,732	24,732
Income tax on interest on capital, unclaimed in 2002	—	—	—	—	—	—	(27,613)	(27,613)
Net income	—	—	—	—	—	—	1,588,002	1,588,002
Proposed allocation of income:
Dividends	—	—	—	—	—	—	(2,700,000)	(2,700,000)
Legal reserve	—	—	—	—	79,400	—	(79,400)	—
Interest on capital	—	—	—	—	—	—	(935,000)	(935,000)
Income tax on interest on capital	—	—	—	—	—	—	(165,000)	(165,000)

BALANCES DECEMBER 31, 2003	5,978,074	2,737,087	6,756	188	550,498	—	2,996,457	12,269,060

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	2003	2002	2003	2002
SOURCES OF FUNDS
From operations:
Net income	1,588,002	1,075,872	1,588,002	1,075,872
Items not affecting working capital:
Depreciation and amortization of property, plant and equipment and deferred charges	2,812,537	2,809,098	2,822,778	2,809,717
Monetary and exchange variations on noncurrent and long-term items, net	(346,361)	622,199	(339,498)	622,199
Interest on loans and financing	40,956	53,300	41,510	53,300
(Gain) loss on equity investments	63,201	(20,816)	1,012	(15,709)
Gain on change in equity interest	(25,449)	—	(25,449)	—
Loss on sale of property, plant and equipment	12,786	23,734	12,767	23,696
Provision for contingencies	302,012	35,511	302,037	35,580
Tax credits	(90,110)	(24,343)	(94,089)	(23,118)
Amortization of goodwill	32,043	32,043	32,043	32,043
Provision for losses - receivables from Barramar	—	—	28,025	—
Provision for losses - funds for capitalization	—	48,800	—	48,800
Provision for post-retirement benefit plans	(62,691)	906	(62,689)	906
Other	—	(9,208)	—	(9,208)

Funds provided by operations	4,326,926	4,647,096	4,306,449	4,654,078
Increase in long-term liabilities:
Loans and financing	1,100,707	515,710	1,114,116	515,710
Related parties	36,675	—	39,246	10,366
Other	—	—	8,775	—

Other sources:
Investment grants	1,301	2,415	1,301	2,415
Transfer from noncurrent to current assets	437,414	450,167	436,790	451,983
Proceeds from sale of property, plant and equipment	64,460	66,507	64,576	66,604
Unclaimed dividends	24,732	80,928	24,732	80,928
Reversal of income tax on interest on capital - tax exempt	—	921	—	921
Other	—	833	—	833

Total sources	5,992,215	5,764,577	5,995,985	5,783,838

USES OF FUNDS
Increase in noncurrent assets:
Escrow deposits	76,693	38,483	76,761	38,507
Recoverable State VAT	60,794	96,209	60,794	96,209
Related parties	36,558	—	38,969	—
Other	4,292	18,239	6,793	18,239

Increase in permanent assets:
Investments	90,000	52,724	—	27,750
Property, plant and equipment	1,246,348	1,570,644	1,328,937	1,571,166
Deferred charges	23,772	97,396	26,806	97,396

Other uses of funds:
Payment of dividends from reserves	—	347,169	—	347,169
Income tax on interest on capital, unclaimed in 2002	27,613	—	27,613	—
Interest on capital and dividends	3,800,000	1,026,791	3,800,000	1,026,791
Consolidated working capital	—	—	32,214	—
Transfer from long-term to current liabilities	1,961,659	560,966	1,970,423	560,966
Other	—	2,858	20	3,050

Total uses	7,327,729	3,811,479	7,369,330	3,787,243

INCREASE (DECREASE) IN WORKING CAPITAL	(1,335,514)	1,953,098	(1,373,345)	1,996,595

REPRESENTED BY
Current assets:
Beginning of year	4,622,941	3,605,374	4,703,820	3,665,493
End of year	4,053,622	4,622,941	4,121,165	4,703,820

	(569,319)	1,017,567	(582,655)	1,038,327

Current liabilities:
Beginning of year	5,155,057	6,090,588	5,167,290	6,125,558
End of year	5,921,252	5,155,057	5,957,980	5,167,290

	766,195	(935,531)	790,690	(958,268)

INCREASE (DECREASE) IN WORKING CAPITAL	(1,335,514)	1,953,098	(1,373,345)	1,996,595

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS AND BACKGROUND

a)	Formation of the Company, its controlling shareholders and corporate restructuring

Telecomunicações de São Paulo S.A. - Telesp (formerly Telesp Participações S.A. - TelespPar - “TelespPar”), hereafter denominated as the “Company” or “Telesp”, was formed pursuant to article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the spin-off of Telebrás. The Company is controlled by Telefónica S.A., which as of December 31, 2003 holds, directly and indirectly, 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the Securities and Exchange Commission - SEC, in the United States of America, and its American Depository Shares - ADSs, level II, are traded on the New York Stock Exchange - NYSE.

The Company’s activities are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), in accordance with the terms of the concession granted by the Federal Government up to December 31, 2005, which may be renewed for another period of 20 years.

The Company is a concessionaire of the fixed-switch telephone service (STFC) of region 3, which comprises the State of São Paulo, in sectors 31, 32 and 34 established in the General Concession Plan (PGO).

b)	The telecommunication services subsidiaries

On October 29, 1999, the wholly-owned subsidiary Assist Telefônica S.A. was formed as a closely-held company, mainly engaged in providing the following services: technical assistance for installation, operation and maintenance of internal telephony, data and IT networks; value-added services, including those related to internet content, connection and access, as well as technology services and all the necessary support related to the internet; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of general telecommunications and IT equipment and devices.

Telecomunicações de São Paulo S.A. - Telesp

On December 22, 1999, the Company acquired from the municipality of Ribeirão Preto, in a public auction, the controlling shares of Centrais Telefônicas de Ribeirão Preto S.A. - Ceterp (“Ceterp”), and its subsidiary Ceterp Celular S.A. On October 4, 2000, in accordance with the rules established in the privatization process, the Company concluded the acquisition, through public offering, of the common and preferred shares from minority shareholders. After these acquisitions, the Company then held 96.97% of the preferred shares and 99.85% of the common shares of Ceterp. On November 27, 2000, in accordance with the rules applicable to the Brazilian telecommunications market, Ceterp sold its subsidiary Ceterp Celular S.A. Additionally, on November 30, 2000, Ceterp was merged into the Company.

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was formed, with operations related to packet-switched data network service. On November 24, 2000, the Company made a capital increase in the subsidiary with cash and through property items related to the packet-switched data network service, including the transfer of the authorization to explore this service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was formed, resulting from a partial spin-off of the Company’s net assets. These assets were represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and accounts receivable. The objective of the formation of Telefônica Data Brasil Holding S.A. is to segregate operating activities related to packet-switched data network services, due to the operating and administrative restructuring in 2000.

On June 30, 2001, the Company made a capital contribution of 32% to Companhia Aix de Participações with advances to Barramar S.A., which were recorded under property, plant and equipment for the direct and indirect development of activities related to the construction, conclusion and operation of underground networks for fiber optics ducts. In November and December 2003, Companhia Aix de Participações underwent several corporate restructurings, in which the Company became the holder of 50% of its capital.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements as of December 31, 2003 and 2002 were prepared in accordance with Brazilian accounting practices, rules applicable to concessionaires of public telecommunications services, and standards and accounting procedures established by the CVM.

The consolidated financial statements include the balances and transactions of the wholly-owned subsidiary Assist Telefônica S.A. and the jointly-controlled subsidiaries Aliança Atlântica Holding B.V. and Companhia Aix de Participações, which started being proportionally consolidated in December 2003.

All assets, liabilities, revenues and expenses from transactions between the consolidated companies were eliminated in consolidation.

The financial statements as of December 31, 2002 were reclassified, when applicable, for comparative purposes.

Telecomunicações de São Paulo S.A. - Telesp

3.	SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less. These investments are meant to be held until maturity and are recorded at cost, plus income earned to the balance sheet date.

b)	Trade accounts receivable, net

Telecommunication services accounts receivable are stated at the tariff amounts on the date of rendering the service. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date. The allowance for doubtful accounts is based on amounts considered uncollectible.

c)	Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in income, when incurred.

d)	Inventories

Stated at average acquisition cost, net of allowance for reduction to realizable value, and segregated into network expansion and maintenance/sale inventories. Inventories for use in network expansion are classified as “Construction in progress” under “Property, plant and equipment”. Inventories for resale or maintenance are classified as “Inventories” in current assets.

e)	Investments

Investments in subsidiaries are carried under the equity method. In the consolidated financial statements, all subsidiaries are consolidated. Other investments are recorded at cost, less a reserve for probable losses, when considered necessary.

f)	Property, plant and equipment, net

Stated at acquisition and/or construction cost, less accumulated depreciation.

Improvement and repair costs when increasing installed capacity or operating life are capitalized; otherwise, these costs are charged to expense in the statements of income, as incurred.

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the public telecommunication service regulations. The principal depreciation rates are shown in Note 12.

Telecomunicações de São Paulo S.A. - Telesp

g)	Deferred charges

Comprised of: (i) preoperating expenses stated at cost, amortized over a period of five years, (ii) goodwill on acquisition of investment subsequently merged, amortized over a period of five years, and (iii) goodwill on acquisition of IP network, amortized over a period of ten years. See Note 13.

h)	Accrued vacation

Amounts related to vacation due to employees are accrued in proportion to the period the employee is entitled to vacation.

i)	Income and social contribution taxes

Corporate income and social contribution taxes are accounted for on the accrual basis. Deferred taxes attributable to temporary differences and tax loss carryforwards are recognized as assets on the assumption of future realization, within the parameters established by CVM Instruction No. 371/02.

j)	Reserve for contingencies

Recognized for those cases in which an unfavorable outcome is considered probable at the balance sheet date and, on a conservative basis, for those related to lawsuits filed by the Company, even when the risks are considered possible but not probable and remote (Note 18).

k)	Revenue recognition

Revenues related to services rendered are accounted for on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered. Revenue from the sale of cards for public phones is deferred and recognized in income as the cards are utilized.

l)	Financial income (expense), net

Represents interest, monetary and exchange variations arising from financial investments, loans and financing obtained and granted, as well as the results of hedge operations.

Interest on capital credited/charged is also included in this caption, and, for financial statement purposes, the amounts to be paid are reversed to shareholders’ equity, as a charge to retained earnings.

m)	Post-retirement benefit plans

The Company sponsors an entity that provides pension and other post-retirement benefits to employees through a multisponsored plan. Actuarial liabilities were calculated using the projected unit credit method, as provided by CVM Resolution No. 371/00. Other considerations related to these plans are described in Note 30.

Telecomunicações de São Paulo S.A. - Telesp

n)	Derivatives

Derivatives: on exchange options, the premium paid is amortized over the term of the agreement and the temporary result is recorded in the financial statements. Gains or losses on derivatives are recorded monthly in income. The balances of derivative operations (exchange swaps and exchange options) are described in Notes 25 and 33.

o)	Earnings per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

4.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	2003	2002	2003	2002
Cash and banks	30,454	140,871	41,524	147,642
Temporary cash investments	149,506	324,109	173,408	342,998

Total	179,960	464,980	214,932	490,640

5.	TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	2003	2002	2003	2002
Unbilled	899,952	734,578	897,304	734,578
Billed	2,058,208	1,605,068	2,108,355	1,648,967

Gross accounts receivable	2,958,160	2,339,646	3,005,659	2,383,545

Allowance for doubtful accounts	(534,688)	(389,642)	(574,685)	(401,494)

Total	2,423,472	1,950,004	2,430,974	1,982,051

Current	1,750,263	1,396,466	1,756,359	1,423,460
Past due - 1 to 30 days	419,427	353,390	420,359	355,584
Past due - 31 to 60 days	142,750	106,640	144,137	107,255
Past due - 61 to 90 days	67,233	39,582	67,829	39,795
Past due - 91 to 120 days	51,957	24,685	52,493	24,880
Past due - more than 120 days	526,530	418,883	564,482	432,571

Total	2,958,160	2,339,646	3,005,659	2,383,545

The Company has receivable and payable balances under negotiation with Empresa Brasileira de Telecomunicações S.A. - Embratel (long-distance operator). Amounts receivable and payable are recorded based on studies prepared by the Company; significant changes to such amounts are not expected. The related amounts receivable from Embratel are shown as current in the table above, amounting to R$68,258 as of December 31, 2003.

Telecomunicações de São Paulo S.A. - Telesp

6.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	2003	2002	2003	2002
Income tax withheld at source	105,836	87,876	106,906	88,207
Prepaid income tax	144,840	84,076	148,496	87,068
Prepaid social contribution tax	84,915	38,770	85,401	39,532

Deferred taxes	896,927	1,126,901	929,777	1,139,244

Tax loss carryforward credits	106,755	140,375	115,379	146,081
Social contribution tax loss credits	38,360	50,396	41,465	52,451
Tax credit from corporate restructuring	219,680	483,297	219,680	483,297
Reserve for contingencies	230,407	121,208	230,449	121,233
Post-retirement benefit plans	28,014	49,329	28,015	49,329
Income tax on other temporary differences	200,987	208,233	216,485	211,638
Social contribution tax on other temporary differences	72,724	74,063	78,304	75,215

State VAT (*)	299,729	344,145	300,323	346,205
Other	171	—	563	1,043

Total	1,532,418	1,681,768	1,571,466	1,701,299

Current	1,103,085	991,348	1,130,367	1,003,093
Noncurrent	429,333	690,420	441,099	698,206

(*)	Refers to credits on the acquisition of the property, plant and equipment items; recovery occurs in 48 months.

Deferred income and social contribution tax credits

The Company has assets of R$145,115, representing income and social contribution tax loss carryforwards of R$427,020 and R$426,222 (remaining balances from December 31, 1999), respectively. According to the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of these future profits. Accordingly, to utilize the existing income and social contribution tax loss carryforwards, it will be necessary to generate taxable income of R$1,423,400 and R$1,420,741 respectively.

Telecomunicações de São Paulo S.A. - Telesp

Considering the existence of taxable income in four out of the last five fiscal years and the expected generation of taxable income discounted to present value, based on a technical feasibility study, as provided for in CVM Instruction No. 371/02, the Company estimates the realization of the deferred tax credits as of December 31, 2003, as follows:

Year	Company	Consolidated
2004	460,298	465,806
2005	196,558	202,678
2006	133,298	139,999
2007	106,773	121,294

Total	896,927	929,777

The recoverable amounts above are based on projections that are subject to changes in the future.

Merged tax credit

The corporate restructuring in 1999 was carried out so as to avoid that the amortization of the merged goodwill would adversely affect the Company’s future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital.

The accounting records maintained for the Company’s corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit. The balances are as follows:

	Company/Consolidated
	2003	2002
Goodwill	665,698	1,464,536
Reserve	(446,018)	(981,239)

Net	219,680	483,297

Goodwill amortization	(798,838)	(798,838)
Reversal of reserve	535,221	527,233
Tax credit	271,605	271,605

Effect on income	7,988	—

For purposes of calculation of the tax credit arising from the merger, the tax rates applied were 25% for income tax and 8% for social contribution tax, in accordance with the tax legislation in force on the merger date. Due to the change introduced by Law No. 10,637/02, effective in 2003, the social contribution tax rate is 9%.

Due to this change, as shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, in 2003, resulted in an increase in net income and, consequently, in the calculation basis for mandatory minimum dividends.

For a better presentation of the Company’s financial position and results of operations, the net amount of R$219,680 which, in essence, represents the merged tax credit, was recorded in the balance sheet in current assets in 2003 (R$271,605 in current assets and R$211,692 in noncurrent assets as of December 31, 2002), under deferred and recoverable taxes. Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as operating income and expense in the statements of income.

Telecomunicações de São Paulo S.A. - Telesp

Realization of tax credit

On November 25, 1999, SP Telecomunicações Holding S.A. (currently SP Telecomunicações Holding Ltda.) assumed the commitment to reimburse the Company in case the tax benefit derived from the goodwill amortization is not fully used within the 60-month period set forth for the use of the benefit. The assumed commitment was limited to the refund of the estimated tax benefit amount not used. At the end of the estimated 60-month period, in case the final balance is positive or zero, no amount will be refunded by SP Telecomunicações Holding Ltda. Accordingly, no credit related to the refund was recorded in the Company’s assets as of December 31, 2003, since management believes that the tax benefit will be fully used in the 60-month period set forth for the goodwill amortization.

7.	OTHER RECOVERABLE AMOUNTS

	Company		Consolidated
	2003	2002	2003	2002
Advances to employees	2,468	4,093	2,554	4,102
Advances to suppliers	40,618	56,181	41,058	56,621
Other advances	25,337	24,879	25,337	24,879
Other	2,071	1,213	2,567	1,258

Total current	70,494	86,366	71,516	86,860

8.	INVENTORIES

	Company		Consolidated
	2003	2002	2003	2002
Consumable supplies	132,513	169,211	132,580	169,332
Resale items	156,610	243,313	168,823	256,714
Scrap	442	778	442	778
Public telephone prepaid cards	6,959	1,862	6,959	1,862
Allowance for reduction to realizable value	(172,678)	(235,187)	(183,370)	(235,187)

Total current	123,846	179,977	125,434	193,499

Telecomunicações de São Paulo S.A. - Telesp

9.	OTHER ASSETS

	Company		Consolidated
	2003	2002	2003	2002
Prepaid expenses	57,044	45,665	53,351	45,679
Receivables from Barramar S.A. (*)	—	—	88,588	—
Receivables from affiliates	152,403	52,700	150,135	50,459
Repass of loans in foreign currency	4,641	5,977	4,641	5,977
Net tax incentives after allowance	411	411	411	411
Amounts linked to National Treasury	7,671	6,683	7,671	6,683
Receivables from sale of properties	22,060	—	22,060	—
Other	21,223	30,723	18,613	28,135

Total	265,453	142,159	345,470	137,344

Current	152,765	59,746	147,942	57,157
Noncurrent	112,688	82,413	197,528	80,187

(*)	Refer to receivables from Barramar S.A., in the amount of R$137,388, recorded by Companhia Aix de Participações, net of allowance for investment losses recorded by the Company in the amount of R$48,800, to cover probable losses on realization of receivables (see Note 11).

10.	ESCROW DEPOSITS

	Company		Consolidated
	2003	2002	2003	2002
Civil litigation	31,812	33,651	31,837	33,676
Tax litigation	201,797	134,150	202,349	134,150
Labor claims	46,617	29,573	46,667	29,596

Total noncurrent	280,226	197,374	280,853	197,422

Telecomunicações de São Paulo S.A. - Telesp

11.	INVESTMENTS

	Company		Consolidated
	2003	2002	2003	2002
In subsidiaries/affiliates carried under the equity method	262,270	153,070	—	6,638

Aliança Atlântica Holding B.V.	74,289	74,024	—	—
Assist Telefônica S.A.	122,865	72,408	—	—
Companhia Aix de Participações	131,385	6,638	—	6,638
Negative goodwill on acquisition of shares - Companhia Aix de Participações	(17,469)	—	—	—
Allowance for losses - Companhia Aix de Participações (*)	(48,800)	—	—	—

Investments carried at cost	93,786	93,786	165,363	166,355

Portugal Telecom	75,362	75,362	146,939	147,931
Other companies	29,149	29,627	29,149	29,627
Other investments	3,360	3,360	3,360	3,360
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,249)	(29,727)	(29,249)	(29,727)

Total	356,056	246,856	165,363	172,993

(*)	In consolidation, the allowance for investment losses is offset against receivables from Barramar S.A. recorded under other assets (Note 9).

The negative goodwill on the acquisition of shares of Companhia Aix de Participações recorded by the Company was allocated to “Deferred income” in the consolidated balance sheet. The discount is based on the expectation of future profitability, amortized over five years.

The principal financial information on the subsidiaries/affiliates, as of December 31, 2003 and 2002, is as follows:

	2003			2002
	Aliança Atlântica	Assist Telefônica (Note 1.b)	Companhia Aix	Aliança Atlântica	Assist Telefônica	Companhia Aix
Paid-up capital	146,023	184,000	460,929	148,048	94,000	69,227

Subscribed capital	146,023	184,000	460,929	148,048	94,000	74,000
Unpaid capital	—	—	—	—	—	(4,773)

Retained earnings (deficit)	2,556	(61,135)	(198,159)	—	(21,592)	(53,257)

Shareholders’ equity	148,579	122,865	262,770	148,048	72,408	15,970

Shares (million):
Number of subscribed shares	88	212,421	298,562	88	94,000	74,000
Number of unpaid shares	—	—	—	—	—	(4,773)

Number of paid-up shares	88	212,421	298,562	88	94,000	69,227

Number of common shares owned	44	212,421	149,281	44	94,000	23,680
Ownership	50%	100%	50%	50%	100%	32%

Telecomunicações de São Paulo S.A. - Telesp

Results of the equity method pick-up for the Company are as follows:

	2003	2002
Aliança Atlântica (exchange variation)	266	33,587
Assist Telefônica	(39,543)	4,271
Companhia Aix de Participações	(23,924)	(17,042)

Total	(63,201)	20,816

Additional information

•	Aliança Atlântica Holding B.V.

Aliança Atlântica Holding B.V., a company headquartered in Amsterdam, Netherlands, is a joint venture formed in 1997 by Telebrás and Portugal Telecom, where each company had a 50% interest. As a result of the spin-off of Telebrás in February 1998, its interest in Aliança Atlântica was transferred to the Company. Currently, the Company has a 50% interest in Aliança Atlântica and Telefónica S.A. the other 50%. This company is proportionally consolidated by the Company.

•	Companhia Aix de Participações

Barramar S.A., which was incorporated with the implementation of the Barramar project, through contracts with several highway concessionaires, was committed to build an underground network of fiber optics ducts. According to these contracts, Barramar agreed to make available part of the network and make payments to the concessionaires. However, due to financial difficulties, Barramar failed to comply with certain clauses of the contracts with suppliers and concessionaires. Accordingly, in order to proceed with the activities related to the construction and subsequent sale of that network infrastructure, in 2001, a private instrument for credit assignment and other agreements was signed, according to which receivables of R$94,505 from Barramar became due by Companhia Aix de Participações to be paid through issuance of shares of the latter, through which that company was formed.

On November 19, 2003, the Company, together with other controlling shareholders (Alcatel Telecomunicações S.A. and Pegasus Telecom S.A.), approved the economic valuation of Companhia Aix de Participações, prepared by an independent firm, which included receivables from Barramar S.A., the realization of which is dependent upon the future profitability of Consórcio Refibra. The profitability of the consortium will result from contracts for use of the Company’s own infrastructure networks and those of Pegasus Telecom S.A. Based on this projection, the Board of Directors of Companhia Aix de Participações approved, on November 20, 2003, the recognition of an allowance for losses of R$157,400.

On December 16, 2003, Alcatel Telecomunicações S.A. sold its ownership interest to the Company and Pegasus Telecom S.A. As a result of this transaction, the Company acquired an additional 20.7% interest in that company, recording a discount of R$17,470. At the same time, the Company and Pegasus Telecom S.A. increased the capital of Companhia Aix de Participações, through receivables from the latter in the amounts of R$105,752 and R$59,816, respectively. Accordingly, the Company is now the holder of a 50% interest in Companhia Aix de Participações.

Telecomunicações de São Paulo S.A. - Telesp

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Company
	Annual depreciation rates - %	2003			2002
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		37,002,934	(22,656,569)	14,346,365	35,686,423	(19,997,236)	15,689,187

Switching and transmission equipment	12.50	15,298,905	(10,396,203)	4,902,702	14,777,948	(9,056,767)	5,721,181
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,129,437	(7,175,980)	3,953,457	10,929,261	(6,507,921)	4,421,340
Transmission equipment - modems	20.00	493,952	(324,983)	168,969	446,474	(242,936)	203,538
Underground and marine cables, poles and towers	5.00 to 6.67	387,234	(183,997)	203,237	378,135	(168,482)	209,653
Subscriber, public and booth equipment	12.50	1,654,744	(809,103)	845,641	1,510,583	(637,685)	872,898
IT equipment	20.00	439,871	(343,094)	96,777	431,934	(300,928)	131,006
Buildings and underground cables	4.00	6,232,290	(2,960,291)	3,271,999	6,197,243	(2,766,218)	3,431,025
Vehicles	20.00	55,033	(44,996)	10,037	60,359	(53,351)	7,008
Land	—	257,170	—	257,170	243,918	—	243,918
Other	10.00 to 20.00	1,054,298	(417,922)	636,376	710,568	(262,948)	447,620
Construction in progress	—	295,664	—	295,664	530,661	—	530,661

Total		37,298,598	(22,656,569)	14,642,029	36,217,084	(19,997,236)	16,219,848

Average depreciation rates - %		10.52			10.57

Assets fully depreciated		10,455,765			8,544,004

	Consolidated
	Annual depreciation rates - %	2003			2002
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		37,089,874	(22,667,697)	14,422,177	35,690,635	(19,998,430)	15,692,205

Switching and transmission equipment	12.50	15,298,905	(10,396,203)	4,902,702	14,777,948	(9,056,767)	5,721,181
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,131,612	(7,176,540)	3,955,072	10,931,127	(6,508,272)	4,422,855
Transmission equipment - modems	20.00	493,952	(324,983)	168,969	446,474	(242,936)	203,538
Underground and marine cables, poles and towers	5.00 to 6.67	387,234	(183,997)	203,237	378,135	(168,482)	209,653
Subscriber, public and booth equipment	12.50	1,654,750	(809,105)	845,645	1,510,588	(637,686)	872,902
IT equipment	20.00	440,971	(343,739)	97,232	432,942	(301,337)	131,605
Buildings and underground cables	4.00	6,232,341	(2,960,301)	3,272,040	6,197,243	(2,766,218)	3,431,025
Vehicles	20.00	55,286	(45,033)	10,253	60,374	(53,353)	7,021
Land	—	257,170	—	257,170	243,918	—	243,918
Other	10.00 to 20.00	1,137,653	(427,796)	709,857	711,886	(263,379)	448,507
Construction in progress	—	313,317	—	313,317	530,661	—	530,661

Total		37,403,191	(22,667,697)	14,735,494	36,221,296	(19,998,430)	16,222,866

Average depreciation rates - %		10.52			10.57

Assets fully depreciated		10,455,765			8,544,004

Telecomunicações de São Paulo S.A. - Telesp

Concession assets

The STFC Concession Agreement in effect ensures the right to its renewal for an additional 20 years, that is, through December 31, 2025. The current STFC Concession Agreement expires on December 31, 2005; the concession is free of charge. The new STFC Concession Agreement will be valid from January 1, 2006 to December 31, 2025, on a chargeable basis, as described below.

Financial commitments (maintenance and investment) are those derived from Universalization (PGMU) and Quality (PGMQ) obligations.

The following commitments are also provided for:

•	FUST (1% of net revenue).

•	FUNTTEL (0.5% of net revenue).

•	FISTEL fees on telecommunications stations, for both installation and operation, in proportion to stations in service.

•	All risk insurance for all and every Concession asset.

•	Insurance for maintenance of the economic conditions for continuity of service.

•	Insurance for guarantee of compliance with quality and universalization obligations.

It is expected that, effective in 2006, the obligations will require the payment of 2% of prior-year revenue, net of taxes and social contributions, as concession charges. The first installment will be due on April 30, 2007 and subsequently every 24 months.

Reversible assets

The Concession Agreement establishes that every asset held by the Company that is essential for providing the services described in said agreement should be considered reversible and comprise the assets of the respective concession. These assets will automatically revert to ANATEL upon the concession agreement expiration. As of December 31, 2003, the net book value of reversible assets is estimated at R$11,850,521 (R$13,346,578 in 2002), comprised of switching and transmission equipment, terminals for public use, external network equipment, energy equipment and system and operation support equipment.

Telecomunicações de São Paulo S.A. - Telesp

13.	DEFERRED CHARGES

Deferred charges as of December 31, 2003 and 2002 are comprised as follows:

	Company		Consolidated
	2003	2002	2003	2002
Preoperating expenses	37,192	73,143	44,596	73,143

Cost	55,788	81,735	65,240	81,735
Accumulated amortization	(18,596)	(8,592)	(20,644)	(8,592)

Merged goodwill - Ceterp S.A.	61,341	93,384	61,341	93,384

Cost	187,951	187,951	187,951	187,951
Accumulated amortization	(126,610)	(94,567)	(126,610)	(94,567)

Goodwill on acquisition of IP network	65,305	71,198	65,305	71,198

Cost	72,561	71,198	72,561	71,198
Accumulated amortization	(7,256)	—	(7,256)	—

Other	—	—	10,075	—

Cost	—	—	12,059	—
Accumulated amortization	—	—	(1,984)	—

	163,838	237,725	181,317	237,725

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in May 2002, being recognized over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger on November 30, 2000. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. The portion of the acquired business which refers to the customer portfolio was treated as goodwill and recorded in deferred charges. According to the appraisal report, this goodwill, the economic basis of which is the expected future profitability, is amortizable over 120 months.

Telecomunicações de São Paulo S.A. - Telesp

14.	LOANS AND FINANCING

Composition

	Currency	Annual interest rate - %	Maturity	Consolidated 2003
				Current	Long term	Total
Mediocrédito	US$	1.75	2014	9,345	82,555	91,900
CIDA	CAN$	3.00	2005	1,120	475	1,595
Comtel	US$	10.75	2004	923,434	—	923,434
Loan agreement (a)	R$	CDI + 2.75	Variable term	—	15,540	15,540
Loans in local currency (b)	R$	CDI + 2.75 and CDI + 2.80	2004	15,814	—	15,814
Other loans in foreign currency			Through 2009	1,032,349	896,517	1,928,866

Total				1,982,062	995,087	2,977,149

(a)	Refers to loans between Companhia Aix de Participações and Pegasus Telecom S.A., whose consolidated balance represents 50% of the total balance.
(b)	Refers to loans from financial institutions for financing of Companhia Aix de Participações’ working capital.

CDI - Interbank deposit rates

	Currency	Annual interest rate - %	Maturity	Company/Consolidated 2002
				Current	Long term	Total
Mediocrédito	US$	1.75	2014	13,318	111,586	124,904
CIDA	CAN$	3.00	2005	756	819	1,575
Comtel	US$	10.75	2004	34,147	1,095,323	1,129,470
Other loans in foreign currency			Through 2005	2,006,473	907,240	2,913,713
Local currency		CDI	2003	416,735	—	416,735

Total				2,471,429	2,114,968	4,586,397

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate - %	Principal	Interest	Company/ Consolidated 2003
Resolution No. 2,770	US$	2.38 to 15.45	562,357	26,077	588,434
Resolution No. 4,131	US$	7.80	57,784	3,992	61,776
Resolution No. 4,131	US$	Libor + 1.00 to 3.13	115,568	6,201	121,769
Import financing	US$	7.11 to 9.17	19,618	2,954	22,572
Import financing	US$	Libor + 0.25 to 3.00	62,598	2,338	64,936
Debt assumption	US$	8.45 to 27.50	206,506	54,360	260,866
“Untied Loan” - JBIC	Yen	Libor + 1.25	803,827	4,686	808,513

			1,828,258	100,608	1,928,866

Telecomunicações de São Paulo S.A. - Telesp

	Currency	Annual interest rate - %	Principal	Interest	Company/ Consolidated 2002
Resolution No. 2,770	US$	1.00 to 32.55	1,476,284	100,966	1,577,250
Resolution No. 2,770	Yen	1.05	360,597	3,299	363,896
Resolution No. 4,131	US$	7.34 to 8.50	205,462	11,407	216,869
Resolution No. 4,131	US$	Libor + 1.00 to 3.13	146,632	2,355	148,987
Import financing	US$	4.00 to 9.47	79,922	6,603	86,525
Import financing	US$	Libor + 0.25 to 1.75	80,421	3,101	83,522
Debt assumption	US$	4.55 to 27.50	389,828	46,836	436,664

			2,739,146	174,567	2,913,713

Loans and financing with Comtel are guaranteed by Telebrás and those with Mediocrédito are guaranteed by the Federal Government.

Long-term debt maturities

Year	2003
2005	369,798
2006	142,661
2007	142,661
Starting 2008	339,967

Total	995,087

15.	TAXES PAYABLE

	Company		Consolidated
	2003	2002	2003	2002
Taxes on income:
Income tax payable	62,680	33,226	62,680	33,812
Social contribution tax payable	23,409	12,387	23,409	12,606

Deferred taxes payable:
Income tax	24,799	28,871	24,820	28,892
Social contribution tax	8,927	10,392	8,933	10,399

Indirect taxes:
Value-added taxes (State taxes)	551,870	448,208	552,418	448,478
Taxes on revenue	53,935	47,834	55,907	48,193
Other	14,988	12,423	15,771	13,012

Total	740,608	593,341	743,938	595,392

Current	709,262	556,503	712,565	558,527
Long term	31,346	36,838	31,373	36,865

Telecomunicações de São Paulo S.A. - Telesp

16.	PAYROLL AND RELATED CHARGES

	Company		Consolidated
	2003	2002	2003	2002
Wages, salaries and other compensation	17,738	18,397	17,929	18,446
Payroll charges	54,813	60,660	55,495	60,846
Accrued benefits	4,581	4,588	4,606	4,593
Employee profit sharing	73,620	40,701	74,071	40,862

Total	150,752	124,346	152,101	124,747

17.	PROFIT PARTICIPATION PAYABLE

	Company/Consolidated
	2003	2002
Interest on capital	1,087,709	649,875

Telefónica Internacional S.A.	624,534	327,402
SP Telecomunicações Holding S.A.	194,347	107,866
Minority shareholders	268,828	214,607

Dividends	188,954	128,057

Telefónica Internacional S.A.	—	76,704
SP Telecomunicações Holding S.A.	—	13,809
Minority shareholders	188,954	37,544

Total	1,276,663	777,932

18.	RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the companies merged, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. Company’s management, based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable and, on a conservative basis, in certain cases where whose risks are considered as possible but not probable and remote, as follows:

	Company		Consolidated
Nature	2003	2002	2003	2002
Labor	179,095	116,568	179,208	116,640
Tax	484,517	241,607	484,517	241,607
Civil	62,149	46,414	62,157	46,414

Total	725,761	404,589	725,882	404,661

Current	49,390	37,502	49,408	37,502
Long term	676,371	367,087	676,474	367,159

Telecomunicações de São Paulo S.A. - Telesp

18.1.	Labor contingencies

The Company has various labor contingencies, with R$179,095 (R$179,208 - consolidated) reserved to cover probable losses. The amounts involved and respective degree of risk are as follows:

	Amount
Risk	Telesp	Assist	Total
Remote	1,453,756	2,904	1,456,660
Possible	76,444	—	76,444
Probable	179,095	113	179,208

Total	1,709,295	3,017	1,712,312

These contingencies involve various actions, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

18.2.	Tax contingencies

Regarding tax issues, the following aspects should be considered:

(i)	The possible existence of differences as regards the interpretation of the application of taxes to certain types of revenue.

(ii)	Recognition of the principal taxes, pending future approval by the tax authorities, is subject to the full extinguishment of the tax obligation after the five-year expiration period from the date of such recognition.

(iii)	The lack of agreement in the interpretation of tax legislation may lead to litigation which, if concluded by the judiciary in favor of the taxpayer, may result in amounts receivable for the Company.

	Amount
Risk	Telesp	Assist	Total
Remote	1,119,556	1,924	1,121,480
Possible	1,997,522	10,866	2,008,388
Probable	266,562	—	266,562

Total	3,383,640	12,790	3,396,430

Management recognized a reserve of R$484,517 to cover eventual losses on contingencies classified by management as probable risk, as well as for certain cases related to lawsuits filed by the Company, even when the risks are classified as possible (items “k” and “n”).

Telecomunicações de São Paulo S.A. - Telesp

The principal tax contingencies for which the risks are considered remote, possible and probable by management and its legal counsel are as follows:

•	Claims by the National Institute of Social Security (INSS), amounting to R$688,195, referring to:

a)	Collection of Work Accident Insurance (SAT) and the assessment of joint liability for social security contributions allegedly not paid by contracted third parties, for which the risk is considered possible, amounting to approximately R$349,896. Due to a partially unfavorable decision, management classified R$124,967 of the total contingency as a probable risk, and recognized a reserve in the same amount to cover possible losses.

b)	Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the government’s economic stabilization plans, “Plano Verão” and “Plano Bresser”, amounting to approximately R$124,079, for which the risk is considered possible. Due to decisions made by higher courts and an unfavorable decision obtained by another Group company in a similar case, management decided to classify R$49,099 of the contingency as a probable risk, and recognized a reserve in the same amount to cover possible losses.

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amounts of approximately R$51,861 and R$1,286, for which the risk is considered possible and probable, which are in the lower court and at the administrative level, respectively.

d)	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$161,073, for which the risk is considered possible but not probable. This process is at the second administrative level.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$643,449, referring to:

e)	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$146,399 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible risk, and to R$156,494 for the period from April 1998 to December 1999, considered as a remote risk. The first claim is at the first administrative level and the second claim is at the second level.

f)	Assessment, on February 29, 2000, demanding payment of the ICMS allegedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$248,394, considered as a remote risk. The claim is at the first administrative level.

Telecomunicações de São Paulo S.A. - Telesp

g)	Assessment, on July 2, 2001, demanding the difference in ICMS paid without late-payment penalty, amounting to R$5,218, considered as a possible risk. The claim is in the lower court.

h)	Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$26,816, for which the risk is considered remote. The claim is at the second administrative level.

i)	Infraction notice related to the use of ICMS credits on acquisition of consumable materials, in the amount of R$9,728, for which the risk is considered possible. The claim is at the second administrative level.

j)	Infraction notice related to the non-reversal of ICMS credits in proportion to sales and exempt and non-taxed services in the period from January 1999 to June 2000, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$50,400. The risk is considered possible by legal counsel. The claim is at the first administrative level.

•	Litigation at the Federal and Municipal levels in the amount of R$338,743:

k)	The Company filed a lawsuit challenging the expansion of the COFINS and PIS (taxes on revenue) (PIS—through November 2002) tax basis, requiring the inclusion of financial and securitization income and exchange gains, instead of only on operating revenues. Despite the injunction obtained suspending the change in the calculation method, the Company considered the risk as possible and recognized a reserve of R$209,605, in case the final court decision is unfavorable to the Company.

l)	FINSOCIAL, now COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$20,630, considered as a possible loss. The claim is in the higher court.

m)	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$68,911. The claim is in the higher court.

Telecomunicações de São Paulo S.A. - Telesp

n)	Lawsuit filed to obtain a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Economic Domain Intervention Contribution Tax (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of the referred tax is clear. The lawsuit also requests approval to offset, against other taxes payable, the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Although the risk of loss is considered as possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$8,350. The claim is in the lower court.

o)	At the municipal level, the Company has contingencies related to real estate tax (IPTU) in the amount of R$420, which have all been accrued due to the existence of favorable and unfavorable decisions in relation to the Company’s position.

p)	The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$8,948. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible but not probable. The claim is at the first administrative level.

q)	There are other contingencies that have also been accrued, for which the involved amount is R$21,879; the risk is considered probable by management.

18.3. Civil contingencies

	Amount
Risk	Telesp	Assist	Total
Remote	900,251	1,532	901,783
Possible	903,435	10	903,445
Probable	62,149	8	62,157

Total	1,865,835	1,550	1,867,385

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$534,537. The risks involved are considered possible by legal counsel. The claim is in the higher court.

Telecomunicações de São Paulo S.A. - Telesp

19.	OTHER LIABILITIES

	Company		Consolidated
	2003	2002	2003	2002
Accrual for post-retirement benefit plans (Note 30)	82,394	145,084	82,396	145,084
Payables to affiliates	77,148	56,810	77,500	60,120

Consignments on behalf of third parties	212,247	144,049	212,614	144,577

Collateral and deposits	6,521	3,780	6,521	3,780
Amounts collected from users	104,770	70,285	104,770	70,285
Retentions	98,904	67,373	99,272	67,424
Other consignments	2,052	2,611	2,051	3,088

Advances from customers	46,575	27,213	46,575	27,213
Amounts to be refunded to subscribers	53,746	47,051	57,254	47,237
Other debtors	21,899	24,242	33,926	24,242

Advance revenues	—	—	2,550	—

Total	494,009	444,449	512,815	448,473

Current	335,407	257,372	339,054	258,086
Long term	158,602	187,077	173,761	190,387

20.	SHAREHOLDERS’ EQUITY

a)	Capital

Capital as of December 31, 2003 and 2002 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, distributed as follows:

Common shares	165,320,206,602
Preferred shares	328,272,072,739

Total outstanding shares	493,592,279,341

Book value per thousand shares outstanding - R$	24.86

Preferred shares are nonvoting but have priority in the redemption of capital and are entitled to dividends 10% higher than those attributable to common shareholders, per article 7 of the Company’s bylaws and clause I, article 17, of Law No. 6,404/76, amended by Law No. 10,303/01.

Pursuant to the minutes of the 15th Extraordinary Shareholders’ Meeting on August 14, 2003, the shareholders approved the cancellation of 803,447,299 treasury shares, of which 721,629,917 were registered common shares and 81,817,382 registered preferred shares, all without par value. This cancellation did not result in a reduction in the Company’s capital, since repayment was made using the capital reserve.

Telecomunicações de São Paulo S.A. - Telesp

b)	Capital reserves

Premium on subscription of shares

This reserve represents the amount exceeding book value of the shares arising from issuance or capitalization on the date of issuance.

Donations and investment grants

Represents amounts received as donations concerning property additions resulting from plant expansion for telecommunication services.

Tax incentives

Represented by tax incentive investments.

c)	Profit reserves

Legal reserve

This reserve is mandatorily established by the Company at 5% of annual net income, up to 20% of capital. This reserve may only be used to increase capital or to offset an accumulated deficit.

d)	Retained earnings

Net income was fully allocated to profit reserves and dividends. As a result of this allocation, part of retained earnings from prior years, in the amount of R$2,291,398, has been used.

Under Law No. 10,303/01, net income for the year shall be fully allocated under the situations prescribed in Law No. 6,404/76. The balance of retained earnings as of December 31, 2003 was determined prior to the amendment to the referred law.

e)	Dividends

The Company’s bylaws provide for the distribution of dividends, in each fiscal year ended December 31, of at lest 25% of adjusted net income, provided that there are available amounts.

Telecomunicações de São Paulo S.A. - Telesp

Dividends are calculated pursuant to the Company’s bylaws and in conformity with corporate law. For 2003 and 2002, dividends and interest on capital were calculated, as follows:

	2003	2002
Statutory minimum dividends based on adjusted net income:
Net income	1,588,002	1,075,872
Allocation to legal reserve	(79,400)	(53,795)

Adjusted net income	1,508,602	1,022,077

Statutory minimum dividends of 25%	377,151	255,519

Interest on capital, net of income tax on minimum dividends	935,000	497,486
Additional dividends proposed	2,700,000	441,513

Total dividends paid and declared	3,635,000	938,999

	2003		2002 (*)
Amounts per thousand shares - R$	Gross	Net	Gross	Net
Interest on capital - common shares	2,089588	1,776150	1,185751	1,007889
Interest on capital - preferred shares	2,298547	1,953765	1,185751	1,007889

(*)	In 2002, interest on capital of preferred shares 10% higher than that attributable to common shares was credited as supplementary dividends, pursuant to article 7 of the Company’s bylaws.

	2003
Amounts per thousand shares - R$	Common	Preferred
Interest on capital - net of income tax	1,776150	1,953765
Interim dividends declared in April 2003	1,703964	1,874360
Interim dividends declared in October 2003	3,425025	3,767527

	6,905139	7,595652

	2002
Amounts per thousand shares - R$	Common	Preferred
Interest on capital - net of income tax	1,007889	1,007889
Interim dividends declared in October 2002	0,686700	0,686700
Additional dividends	0,089062	0,089062

	1,783651	1,783651
Additional dividends - 10% higher than common shares - article 7 of the bylaws	—	0,178365

	1,783651	1,962016

Telecomunicações de São Paulo S.A. - Telesp

	2003	2002
Number of outstanding shares - in thousands	493,592,279	493,592,279

Common shares	165,320,206	165,320,206
Preferred shares	328,272,073	328,272,073

f)	Interest on capital

As proposed by management, in December 2003 and 2002, interest on capital fully attributed to mandatory minimum dividends was credited, pursuant to article 9 of Law No. 9249/95, net of withholding income tax.

This was determined as follows:

	2003	2002
Interest on capital	1,100,000	585,278

Common shares	345,451	196,029
Preferred shares	754,549	389,249
Withholding tax at source	(165,000)	(87,792)

Interest on capital included in dividends	935,000	497,486

Tax exempt shareholders will receive interest on capital in full, not subject to withholding tax.

Dividends and interest on capital credited in 2003 and 2002 are higher than the mandatory minimum dividend established by the Company’s bylaws and article 202 of Law No. 6,404/76. Additional dividends of 10% more than common shares are credited to preferred shareholders, as prescribed by article 17 of Law No. 6,404/76, amended by Law No. 10,303/01.

g)	Payment of dividends and interest on capital

On April 4, 2003, the Board of Directors approved the distribution of interim dividends in the amount of R$897,000 based on net income as of December 31, 2002, to shareholders included in the records on that date. Additionally, on March 27, 2003, the Annual Shareholders’ Meeting approved the payment of interest on capital and supplementary dividends related to 2002. These amounts started being paid on April 23, 2003, as follows: payment of interest on capital in the amount of R$585,278 (R$497,486, net of income tax) to shareholders at record as of December 23, 2002, and payment of supplementary dividends related to 2002 in the amount of R$102,513 to shareholders at record as of March 27, 2003.

On October 2, 2003, the Board of Directors approved the payment of interim dividends based on the financial statements as of June 30, 2003 to shareholders at record as of October 2, 2003, in the amount of R$1,803,000 which started being paid on October 20, 2003.

Telecomunicações de São Paulo S.A. - Telesp

On December 11, 2003, the Board of Directors approved the payment of interest on capital related to 2003, in the amount of R$935,000, to shareholders at record as of December 29, 2003. This amount will be paid by the end of 2004.

h)	Unclaimed dividends

Dividends and interest on capital not claimed by shareholders within three years from declaration are reversed to retained earnings, in conformity with Law No. 6,404, article 287, II, item a, of December 15, 1976.

21.	OPERATING REVENUE, NET

	Company		Consolidated
	2003	2002	2003	2002
Monthly charges	4,242,340	3,785,676	4,242,106	3,785,574
Installation	104,301	110,567	104,301	110,567
Local service	3,017,552	2,636,976	3,017,552	2,636,976

Domestic long distance	2,459,954	1,602,988	2,459,954	1,602,988

Intraregional	1,821,252	1,347,506	1,821,252	1,347,506
Interregional	638,702	255,482	638,702	255,482

International long distance	100,901	39,525	100,901	39,525
Network	3,557,789	2,913,249	3,557,789	2,913,249
Use of network	1,096,553	1,263,046	1,096,553	1,263,046
Public telephones	246,861	186,568	246,861	186,568
Business communication	591,874	437,553	585,404	437,553
Other	699,798	626,355	810,546	701,051

Gross operating revenue	16,117,923	13,602,503	16,221,967	13,677,097

Taxes on gross revenue	(4,313,553)	(3,564,045)	(4,321,402)	(3,571,921)

State VAT (ICMS)	(3,717,981)	(3,056,963)	(3,718,408)	(3,060,087)
PIS and COFINS (taxes on revenue)	(587,110)	(497,476)	(592,372)	(500,255)
Municipal Services Tax (ISS)	(8,462)	(9,606)	(10,606)	(10,896)
IPI (Federal VAT)	—	—	(16)	(683)

Discounts	(95,806)	(17,062)	(95,806)	(17,062)

Net operating revenue	11,708,564	10,021,396	11,804,759	10,088,114

On July 6, 2003, the wireless operators implemented the Carriers Selection Code (CSP) on national (VP2 and VP3) and international long distance calls, according to SMP rules. The Company started recognizing revenues from these services and paying, in turn, wireless operators for the use of their networks.

Telecomunicações de São Paulo S.A. - Telesp

On June 26, 2003, through Notices No. 37,166 and No. 37,167, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective June 30, 2003, except for the former Ceterp’s region which is July 3, 2003. The local basic plan had an average increase of 28.75%, including a productivity gain of 1%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 24.84%, including a productivity gain of 4%, as established in the concession contract. The net charges for other STFC services and products were increased by 30.05% on average. However, a preliminary court order annulled ANATEL’s resolutions and stipulated the IPC-A (Extended Consumer Price Index), of approximately 17%, in lieu of the IGP-DI (General Price Index - Internal Availability) for the calculation set forth in clauses 11.1 and 11.2 of the public telephone service concession contracts. This court order is subject to appeals; however, it continues in force. The main question, at the end of the legal process, is to define the index to be applied in the adjustment.

22.	COST OF SERVICES PROVIDED

	Company		Consolidated
	2003	2002	2003	2002
Depreciation and amortization	2,608,796	2,646,847	2,616,455	2,646,847
Personnel	254,536	296,312	255,521	297,243
Materials	41,875	35,742	42,124	35,784
Network interconnection	2,835,853	1,979,067	2,835,853	1,979,067
Outside services	757,350	599,758	786,365	614,355
Other	178,626	185,120	178,181	196,486

Total	6,677,036	5,742,846	6,714,499	5,769,782

23.	SELLING EXPENSES

	Company		Consolidated
	2003	2002	2003	2002
Depreciation and amortization	7,111	2,162	7,111	2,162
Personnel	152,189	132,328	155,289	132,585
Materials	47,529	43,257	47,589	43,292
Outside services	543,745	422,756	595,935	434,977
Provision for doubtful accounts	436,849	366,636	441,796	371,188
Other	38,285	25,635	38,457	25,700

Total	1,225,708	992,774	1,286,177	1,009,904

Telecomunicações de São Paulo S.A. - Telesp

24.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2003	2002	2003	2002
Depreciation and amortization	196,630	160,089	199,212	160,708
Personnel	251,046	168,288	252,782	169,619
Materials	11,410	17,354	11,473	17,414
Outside services	458,672	469,390	459,803	478,436
Other	39,505	12,229	40,655	13,690

Total	957,263	827,350	963,925	839,867

25.	FINANCIAL EXPENSES, NET

	Company		Consolidated
	2003	2002	2003	2002
Financial income	1,377,428	1,735,900	1,387,006	1,739,941

Income from temporary cash investments	146,699	42,172	150,349	43,252
Gains on derivative operations	332,067	1,548,372	332,067	1,550,891
Interest	76,645	92,113	74,089	92,427
Other	17,695	22,098	20,167	22,226
Monetary/exchange variations	804,322	31,145	810,334	31,145

Financial expenses	(3,099,833)	(3,076,138)	(3,117,202)	(3,080,088)

Interest on capital	(1,100,000)	(585,278)	(1,100,000)	(585,278)
Interest on liabilities	(403,534)	(408,792)	(420,634)	(409,121)
Losses on derivative operations	(1,514,273)	(331,600)	(1,514,273)	(332,865)
Expenses on financial transactions	(80,618)	(65,402)	(79,630)	(65,965)
Monetary/exchange variations	(1,408)	(1,685,066)	(2,665)	(1,686,859)

Net	(1,722,405)	(1,340,238)	(1,730,196)	(1,340,147)

Telecomunicações de São Paulo S.A. - Telesp

26.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	2003	2002	2003	2002
Income	442,563	301,365	442,769	299,654

Technical and administrative services	47,504	41,717	45,237	38,775
Income from supplies	30,458	21,139	31,379	21,162
Dividends	7,691	7,945	8,975	8,759
Fines on telecommunication services	91,696	78,095	91,795	78,201
Recovered expenses	31,529	27,127	31,629	27,147
Reversal of reserve for contingencies	130,199	66,690	130,263	66,690
Other	103,486	58,652	103,491	58,920

Expenses	(767,551)	(671,258)	(834,283)	(672,528)

Supplies, including write-offs and adjustments to realizable value	(42,901)	(255,616)	(57,720)	(256,338)
Goodwill amortization - Ceterp	(32,043)	(32,043)	(32,043)	(32,043)
Donations and sponsorships	(16,438)	(20,956)	(16,451)	(20,977)
Taxes (other than on income)	(224,099)	(141,690)	(224,208)	(141,820)
Provision for contingencies	(317,013)	(86,017)	(317,051)	(86,087)
Commissions on voice and data communication services (a)	(90,541)	(98,248)	(90,541)	(98,248)
Other	(44,516)	(36,688)	(96,269)	(37,015)

Net	(324,988)	(369,893)	(391,514)	(372,874)

(a)	Refers mainly to commissions to Telefônica Empresas S.A.

27.	NONOPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	2003	2002	2003	2002
Income	127,478	106,972	127,743	107,069

Proceeds from sale of property, plant and equipment	64,460	45,741	64,576	45,838
Proceeds from investments sold	222	20,766	222	20,766
Gain on change in equity interest - Companhia Aix de Participações	25,449	—	25,449	—
Unidentified taxes collected	32,890	24,884	32,890	24,884
Other	4,457	15,581	4,606	15,581

Expenses	(77,621)	(140,009)	(77,718)	(140,068)

Cost of property, plant and equipment disposals	(77,246)	(71,535)	(77,343)	(71,594)
Cost of investments sold	—	(18,706)	—	(18,706)
Provision for losses on capitalizable investments	—	(48,800)	—	(48,800)
Other	(375)	(968)	(375)	(968)

Net	49,857	(33,037)	50,025	(32,999)

Telecomunicações de São Paulo S.A. - Telesp

28.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of interim statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax charge to the official tax rates

The table below is a reconciliation of the reported tax charge and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in 2003 and 2002.

	Company		Consolidated
	2003	2002	2003	2002
Income before taxes	787,820	736,074	767,461	738,250

Social contribution tax
Charge	(70,904)	(66,247)	(69,071)	(66,443)
Permanent differences:
Equity in subsidiaries	(5,688)	1,873	(92)	1,414
Nonoperating gain on investments	2,290	—	2,290	—
Expired interest on capital	(2,322)	—	(2,322)	—
Allowance for losses on investments	(4,392)	—	(4,392)	—
Difference in merged tax credit rate (Note 6)	7,988	—	7,988	—
Nondeductible expenses, gifts, incentives and dividends received	(1,148)	12	(3,188)	85

Social contribution tax charge in the statement of income	(74,176)	(64,362)	(68,787)	(64,944)

Income tax
Charge	(196,955)	(184,018)	(191,865)	(184,563)
Permanent differences:
Equity in subsidiaries	(15,800)	5,204	(253)	3,927
Nonoperating gain on investments	6,362	—	6,362	—
Expired interest on capital	(6,450)	—	(6,450)	—
Allowance for losses on investments	(12,200)	—	(12,200)	—
Nondeductible expenses, gifts, incentives and dividends received	(3,350)	(4,202)	(9,017)	(3,974)

Other items:
Incentives (cultural, employee meals and transport)	2,751	1,898	2,751	1,898

Income tax charge in the statement of income	(225,642)	(181,118)	(210,672)	(182,712)

Total income and social contribution tax expenses	(299,818)	(245,480)	(279,459)	(247,656)

The components of deferred tax assets and liabilities on temporary differences are shown in Notes 6 and 15, respectively.

Telecomunicações de São Paulo S.A. - Telesp

29.	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

The principal balances with related parties are as follows:

Consolidated	Atento Brasil S.A.	Grupo Brasilcel (VIVO)	Emergia Brasil Ltda.	Telefônica Factoring do Brasil Ltda.	SP Telecom. Holding Ltda.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
ASSETS
Current assets	10,657	108,999	422	7	—	2,768	931	8,481

Trade accounts receivable	1,573	89,962	160	—	—	2,768	931	51
Other	9,084	19,037	262	7	—	—	—	8,430

Noncurrent assets	267	2,003	422	1	—	—	—	75,556

Total assets	10,924	111,002	844	8	—	2,768	931	84,037

LIABILITIES
Current liabilities	23,507	134,125	7	23,654	194,347	3,469	2,608	3,929

Accounts payable	23,505	134,123	—	23,654	—	3,469	2,608	3,684
Other	2	2	7	—	194,347	—	—	245

Long-term liabilities	536	—	4,377	—	—	—	—	53,075

Total liabilities	24,043	134,125	4,384	23,654	194,347	3,469	2,608	57,004

STATEMENT OF INCOME
Revenue	6,781	229,596	1,328	—	—	2,625	1,053	166,853

Telecommunication services	6,428	229,596	880	—	—	2,625	1,053	111,619
Financial income	353	—	—	—	—	—	—	—
Other operating income	—	—	448	—	—	—	—	55,234

Costs and expenses	(149,256)	(1,577,360)	—	—	—	(3,664)	(3,669)	(95,956)

Cost of services provided	(29,990)	(1,577,360)	—	—	—	(3,664)	(3,669)	(8,882)
Selling	(116,152)	—	—	—	—	—	—	—
General and administrative	(3,114)	—	—	—	—	—	—	—
Financial expenses	—	—	—	—	—	—	—	—
Other operating expenses	—	—	—	—	—	—	—	(87,074)
Nonoperating expenses	—	—	—	—	—	—	—	—

Telecomunicações de São Paulo S.A. - Telesp

Consolidated	Terra Networks Brasil S.A.	Telefônica Gestão de Serv. Comp. do Brasil Ltda.	Telefónica. Internacional S.A.	Telefónica Procesos y Tecnologia de la Información S.A.	Others	Total 2003	2002
ASSETS
Current assets	879	19,106	9,176	—	7,269	168,695	40,452

Trade accounts receivable	875	—	—	—	1,479	97,799	18,876
Other	4	19,106	9,176	—	5,790	70,896	21,576

Noncurrent assets	641	1,226	2,393	—	3,230	85,739	94,769

Total assets	1,520	20,332	11,569	—	10,499	254,434	135,221

LIABILITIES
Current liabilities	12,505	12,677	643,864	27,389	22,278	1,104,359	616,226

Accounts payable	12,499	12,132	—	27,389	19,024	262,087	140,297
Other	6	545	643,864	—	3,254	842,272	475,929

Long-term liabilities	—	1,326	—	—	33	59,347	26,654

Total liabilities	12,505	14,003	643,864	27,389	22,311	1,163,706	642,880

STATEMENT OF INCOME
Revenue	5,439	996	587	—	2,753	418,011	246,944

Telecommunication services	5,439	996	—	—	2,624	361,260	227,171
Financial income	—	—	587	—	129	1,069	15,801
Other operating income	—	—	—	—	—	55,682	3,972

Costs and expenses	(1,539)	(83,329)	(21,246)	—	(2,301)	(1,938,320)	(1,922,648)

Cost of services provided	—	(33,606)	—	—	(2,175)	(1,659,346)	(1,193,647)
Selling	—	(15)	—	—	—	(116,167)	(127,211)
General and administrative	—	(49,708)	(21,246)	—	—	(74,068)	(89,576)
Financial expenses	(1,539)	—	—	—	(126)	(1,665)	(365,166)
Other operating expenses	—	—	—	—	—	(87,074)	(98,248)
Nonoperating expenses	—	—	—	—	—	—	(48,800)

Telecomunicações de São Paulo S.A. - Telesp

•	Revenue from telecommunication services comprise mainly billings to Telefônica Empresas S.A., for telephony services, rent of data circuits, DDR, backbone network, saba (giga ADSL), infrastructure, last mile, internet links, and commissions on sales of voice and data; to Atento Brasil S.A., for telephony services, Speedy and others; to Terra Networks Brasil S.A., for telephony and DDG services, Speedy and rent of infrastructure; to Brasilcel Group companies (VIVO), for services related to the use of media in calls made from cell phones to fixed line phones, as well as the supply of media (EILD), sharing of infrastructure and sale of voice services (DDR and RDSI), etc. Most telecommunication services are subject to tariffs and conditions regulated by ANATEL. For services not subject to a regulated tariff, prices equivalent to those available to third parties are applied.

•	Cost of services provided and selling expenses refer mainly to services provided by Atento Brasil S.A. for Callcenter services related to answering of customers calls and sale of products and services, retention and collection of past-due bills, etc., by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., related to management of assets, logistics, transportation and security services, and by Terra Networks Brasil S.A., related to placement of ads and sales commissions. Also worth mentioning are expenses for network connection provided by Brasilcel Group companies (VIVO). Inputs related to telecommunication services are regulated by ANATEL. Other inputs are acquired under conditions equivalent to those practiced by other companies operating in the respective sectors.

•	General and administrative expenses refer to management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., in the accounting, financial, HR, and IT areas and management fees calculated up to the limit of 0.2% of net revenue, payable to Telefónica Internacional S.A. The contracts and conditions related to management fees were negotiated at the time of the Company’s privatization auction.

•	Other operating expenses refer to voice and data communication services provided to Telefônica Empresas S.A.’s customers, at commissions ranging from 5% to 15% of billed amounts.

30.	POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Telecomunicações de São Paulo S.A. - Telesp

Due to the end of unification in December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan) which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 41.4% of payroll of employees covered by the plan, of which 39.9% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for the costs of all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In 2003, the Company made contributions to the PBS Telesp Plan in the amount of R$244 (R$209 in 2002) and the Visão Telesp Plan in the amount of R$22,389 (R$21,382 in 2002).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 44% of its employees. Assist’s contributions to that plan totaled R$133 (R$27 in 2002).

The Company recognized actuarial liabilities as provided in CVM Instruction No. 371 of December 13, 2000. The actuarial valuation of the plans was made using the projected unit credit method, based on the plan assets as of September 30, 2003 and November 30, 2002. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The accrual for the plans as of December 31, 2003 and 2002 is as follows:

Plan	2003	2002
PBS/Visão Telesp/CTB	33,398	48,806
PAMA	48,996	96,278

Total Company	82,394	145,084
Visão Assist	2	(13)

Total consolidated	82,396	145,071

Telecomunicações de São Paulo S.A. - Telesp

a)	Reconciliation between assets and liabilities

	2003
	PBS/Visão Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	120,699	112,414	746,492	150
Fair value of assets	87,301	63,418	891,936	148

Liabilities (assets), net	33,398	48,996	(145,444)	2

	2002
	PBS/Visão Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	117,983	173,262	624,904	38
Fair value of assets	69,177	76,984	780,620	51

Liabilities (assets), net	48,806	96,278	(155,716)	(13)

(i)	Refers to the proportional share of Telesp in the assets and liabilities of the multisponsored plans PAMA and PBS-A.
(ii)	Despite the surplus of PBS-A as of December 31, 2003 and 2002, no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus, in addition to the fact that this is a noncontributory plan, which prevents a reduction of the sponsor’s contributions in the future.

b)	Expenses recognized in income

	2003
	PBS/Visão Telesp/CTB	PAMA	Visão Assist
Service cost	2,679	99	11
Interest cost	11,505	19,220	3
Expected return on assets	(6,632)	(10,671)	(5)
Employees’ contributions	(272)	—	—
Companies’ contributions for 2003	(1,912)	(33)	(24)
Recognition of (gains) losses for the year	(20,777)	(55,897)	30

	(15,409)	(47,282)	15

	2002
	PBS/Visão Telesp/CTB	PAMA	Visão Assist
Service cost	2,798	—	8
Interest cost	7,162	12,112	3
Expected return on assets	(6,847)	(3,735)	(11)
Employees’ contributions	(281)	—	—
Companies’ contributions for 2002	(1,682)	(27)	(5)
Recognition of (gains) losses for the year	43,097	(51,691)	74

	44,247	(43,341)	69

Telecomunicações de São Paulo S.A. - Telesp

c)	Change in net actuarial liabilities (assets)

	PBS/Visão Telesp/CTB	PAMA	Visão Assist
Liabilities (assets), net - December 31, 2001	4,559	139,619	(82)
Expenses for 2002	2,832	8,377	—
Companies’ contributions for 2002	(1,682)	(27)	(5)
Recognition of (gains) losses for the year	43,097	(51,691)	74

Liabilities (assets), net - December 31, 2002	48,806	96,278	(13)

Expenses for 2003	7,281	8,648	9
Companies’ contributions for 2003	(1,912)	(33)	(24)
Recognition of (gains) losses for the year	(20,777)	(55,897)	30

Actuarial liabilities, net	33,398	48,996	2

d)	Change in actuarial liabilities

	PBS/Visão Telesp/CTB	PAMA	PBS-A	Visão Assist
Actuarial liability as of December 31, 2001	73,248	205,851	599,305	32
Cost of current service	2,798	—	—	8
Interest on actuarial liabilities	7,161	12,112	65,103	3
Benefits paid during the year	(3,504)	(6,239)	(53,300)	—
Actuarial (gains) losses for the year	38,280	(38,462)	13,796	(5)

Actuarial liability as of December 31, 2002	117,983	173,262	624,904	38

Cost of current service	2,679	99	—	12
Interest on actuarial liabilities	11,505	19,220	67,772	3
Benefits paid during the year	(8,923)	(5,220)	(58,557)	—
Actuarial (gains) losses for the year	(2,545)	(74,947)	112,373	97

Actuarial liability as of December 31, 2003	120,699	112,414	746,492	150

Telecomunicações de São Paulo S.A. - Telesp

e)	Change in plan assets

	PBS/Visão Telesp/CTB	PAMA	PBS-A	Visão Assist
Fair value of plan assets at December 31, 2001	68,689	66,232	646,129	114
Benefits paid in the year	(3,504)	(6,239)	(53,300)	—
Sponsor’s contributions in the year	1,807	27	—	4
Return on plan assets in the year	2,185	16,964	187,791	(67)

Fair value of plan assets at December 31, 2002	69,177	76,984	780,620	51

Benefits paid in the year	(8,923)	(5,220)	(58,557)	—
Sponsor’s contributions in the year	2,139	33	—	25
Return on plan assets in the year	24,908	(8,379)	169,873	72

Fair value of plan assets at December 31, 2003	87,301	63,418	891,936	148

f)	Expenses estimated for 2004

	PBS/Visão Telesp/CTB	PAMA	Visão Assist
Cost of current service	2,932	77	17
Interest cost	13,006	12,395	15
Expected return on assets	(9,855)	(6,860)	(17)
Employees’ contributions	(367)	—	—

	5,716	5,612	15

Telecomunicações de São Paulo S.A. - Telesp

g)	Actuarial assumptions

	2003
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	11.30%p.a.	11.30%p.a.	11.30% p.a.
Expected return on plan assets	11.83% p.a.	11.30%p.a.	11.30% p.a.
Future salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.
Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	8.15% p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor - salaries	98.00%	Not applicable	Not applicable
Capacity factor - benefits	98.00%	Not applicable	Not applicable
Mortality rate	UP84 with 1 year of aggravation segregated by sex	UP84 + 1	UP84 with 1 year of aggravation segregated by sex
Disability mortality rate	IAPB-57	Not applicable	Not applicable
Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable
Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	Not applicable	Not applicable
Retirement age	Age at which participants are first entitled to one of the benefits	Not applicable	Not applicable
Percentage of married active participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives four years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	—	78	—
Number of participants’ beneficiaries	—	4,188	5,378
Number of PBS Telesp Plan/CTB active participants	128	—	—
Number of PBS Telesp Plan/CTB retired participants	628	—	—
Number of dependent groups of retirees - PBS Telesp/CTB	193	—	—
Number of active participants of Visão Telesp Plan (including self-sponsored)	7,527	—	—
Number of active participants of Visão Assist Plan	30	—	—

Telecomunicações de São Paulo S.A. - Telesp

	2002
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	10.24% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	10.24% p.a.	14.45% p.a.	14.45% p.a.
Future salary increase rate	6.08% p.a.	8.15% p.a.	8.15% p.a.
Inflation	4.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	10.62% p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	4.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor - salaries	100.00%	—	—
Capacity factor - benefits	100.00%	—	—
Mortality rate	GAM-71	UP84 with 1 year of aggravation	UP84 with 1 year of aggravation
Disability mortality rate	RRB1944	—	—
Disability rate	RRB1944	Mercer Disability Table	Not applicable
Percentage of married active participants on retirement date	95%	—	—
Number of active participants and dependents	—	96	—
Number of participants’ beneficiaries	—	5,754	5,420
Number of PBS Telesp Plan/CTB active participants	139	—	—
Number of PBS Telesp Plan/CTB retired participants	676	—	—
Number of dependent groups of retirees - PBS Telesp/CTB	177	—	—
Number of active participants of Visão Telesp Plan (including self-sponsored)	9,266	—	—
Number of active participants of Visão Assist Plan	7	—	—

31.	COMMITMENTS

a)	Capital expenditures

The Company will submit to the Board of Directors the capital expenditure budget for 2004, in the amount of R$1,410,859 - consolidated, which will then be submitted for approval at the Annual Shareholders’ Meeting. The source will be funds generated by operations.

b)	ANATEL commitments

Quality and universalization targets for fixed-switch telephone service are available to monitor the Company’s performance at ANATEL’s website: www.anatel.gov.br.

Telecomunicações de São Paulo S.A. - Telesp

32.	INSURANCE

TGP Brasil Corretora de Seguros e Resseguros Ltda., the Group’s in-house broker in Brazil, and a branch of Pleyade Peninsular Correduria de Seguros Y Reaseguros del Grupo Telefónica S.A., both directly responsible to Subdirección General de Riesgos y Seguros Corporativos, is responsible for the implementation of corporate insurance policies and presently analyzes insurance coverage needs, performs research, contracts and manages all the insurance coverage for the Company, also performing risk and loss management.

The principal coverages are:

•	Operating risks, covering physical damages and business interruption for the entire plant.

•	General civil liability (RCG).

•	Car fleet liability (RCF-V).

•	ANATEL guarantee insurance.

•	Other risks.

•	Domestic and international freight.

•	Group life insurance.

•	Health insurance.

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines.

33.	FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Telecomunicações de São Paulo S.A. - Telesp

Book and market values of financial instruments as of December 31 are as follows:

	Consolidated
	2003		2002
	Book value	Market value	Book value	Market value
Loans and financing	(2,977,149)	(3,006,402)	(4,586,397)	(4,235,193)
Derivatives	(359,482)	(178,393)	890,520	436,716
Cash and cash equivalents	214,932	214,932	490,640	490,640
Portugal Telecom - direct/indirect interest through Aliança Atlântica	146,939	310,515	147,931	258,404

	(2,974,760)	(2,659,348)	(3,057,306)	(3,049,433)

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.42% in Portugal Telecom.

The Company has a direct interest of 0.64% and an indirect interest of 0.21% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of December 2003 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 7.98 euros (6.55 euros in December 2002):

	Consolidated
	2003		2002
	Book value	Market value	Book value	Market value
Portugal Telecom - direct interest	75,362	232,886	75,362	193,803
Portugal Telecom - indirect interest through Aliança Atlântica	71,577	77,629	72,569	64,601

	146,939	310,515	147,931	258,404

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of December 31, 2003, 99% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99% of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. In 2003, these transactions generated a net loss of R$1,182,206 (consolidated). The Company has recorded a liability of R$359,482 as of December 31, 2003 to reflect the unrealized temporary loss.

Telecomunicações de São Paulo S.A. - Telesp

The book value and market value of the Company’s net excess (exposure) to the exchange rate risk as of December 31, 2003 and 2002 are as follows:

	Consolidated
	2003		2002
	Book value	Market value	Book value	Market value
Liabilities:
Loans and financing	2,945,795	2,975,048	4,169,662	3,818,458
Purchase commitments	40,846	40,846	74,857	74,857

Asset position on swaps	2,983,462	3,020,168	4,244,132	3,790,553

Net excess (exposure)	(3,179)	4,274	(387)	(102,762)

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

As of December 31, 2003, the Company had R$2,945,795 (R$4,169,662 as of December 31, 2002) of loans and financing in foreign currency, of which R$1,950,577 (R$3,937,153 as of December 31, 2002) was at fixed interest rates and R$995,218 (R$232,509 as of December 31, 2002) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI, in a way that the Company’s financial result is affected by the CDI. On the other hand, the Company invests its excess cash (temporary cash investments) of R$214,932 (R$490,640 as of December 31, 2002), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

The Company has a hedge against external variable interest rate risks on the financing obtained from JBIC - Japan Bank for International Cooperation. The Company continues monitoring market rates in order to evaluate the need to contract other derivatives to hedge against the volatility risk of external variable rates on the remaining balance.

As of December 31, 2003, the Company had swap transactions - CDI x fixed rate - to partially hedge against internal interest rate fluctuations. Hedged operations mature in September 2004 and January 2005, totaling R$1,117,359.

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates which affect the Company’s debt.

Telecomunicações de São Paulo S.A. - Telesp

c)	Debt acceleration risk

As of December 31, 2003, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been complied with by the Company in full and do not restrict its capacity to conduct its regular business.

d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of December 31, 2003, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among first line financial institutions.

34.	MANAGEMENT COMPENSATION

For the year ended December 31, 2003, the Company paid approximately R$13,000 as management compensation to the Board of Directors and Statutory Directors, of which R$9,800 refers to salaries and benefits and R$3,200 to bonus.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: April 28, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director